

16013298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 61389 66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103-2167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella 860-299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jung Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public Debra C. Allan-DeVonroe


Debra C. Allan-DeVonroe
Notary Public-Connecticut
My Commission Expires
November 30, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Accountants

To the Board of Directors of Conning Investment Products, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Conning Investment Products, Inc. (the "Company") for the year ended December 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 28, 2015 and in the amount of $2,125 compared to check number 74370. Payment in the amount of $1,496 compared to check number 74878 dated February 19, 2016, obtained from Terrance Bonini, Vice President of Corporate Finance. Noted no differences.
2. Compared the audited Total Revenue amount reported on page 5 of the Form X-17A-5 for each quarter of the year ended December 31, 2015 to the Total revenue amount of $1,448,494 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. Noted no differences.
3. Noted no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,448,494 and $3,621, respectively, of the Form SIPC-7. Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us


CONNING

Conning Investment Products, Inc. Exemption Report

Conning Investment Products, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k): (2)(i).
2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Conning Investment Products, Inc.

I, Jung Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________
Chief Financial Officer & Operations Principal
February 25, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Conning Investment Products, Inc.:

We have reviewed Conning Investment Products, Inc.'s assertions, included in the accompanying Conning Investment Company, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2016

Conning Investment Products, Inc.

Financial Statements and
Supplementary Schedules pursuant to
Securities and Exchange Commission Rule 17a-5
For the year ended December 31, 2015

Conning Investment Products, Inc.
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Conning Investment Products, Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Investment Products, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying schedules: Schedule I – Computation of Net Capital Requirement for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I – Computation of Net Capital Requirement for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEET
AT DECEMBER 31, 2015

ASSETS	2015
Current Assets:	
Cash and cash equivalents	$ 1,230,677
Accounts receivable	772,006
Deferred income taxes	18,861
Total current assets	2,021,544
Deferred income taxes	19,247
Total assets	$ 2,040,791
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities:	
Due to affiliates	$ 632,832
Income taxes payable	251,048
Other liabilities and accrued expenses	55,332
Total current liabilities	939,212
Deferred income taxes	-
Total liabilities	939,212
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10
Additional paid in capital	832,108
Retained earnings	269,461
Total shareholder's equity	1,101,579
Total liabilities and shareholder's equity	$ 2,040,791

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	2015
Sales and marketing fees	$ 936,235
Asset management fees	509,163
Interest income and other revenue	3,096
Total revenues	1,448,494
EXPENSES	
Professional fees	706,563
Marketing and production	10,000
Other operating expense	22,027
Total expenses	738,590
Income before income taxes	709,904
Provision for income taxes	246,573
Net income	$ 463,331

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2014	$ 10	$ 832,108	$ 456,130	$ 1,288,248
Dividend to Parent (Note 8)			(650,000)	(650,000)
Net income	-	-	463,331	463,331
Balance, December 31, 2015	$ 10	$ 832,108	$ 269,461	$ 1,101,579

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

		2015
Cash flows from operating activities:		
Net income	$	463,331
Adjustments to reconcile net income to net cash provided by operations:		
Deferred income taxes		1,459
Changes in assets and liabilities:		
Accounts receivable		18,773
Due to affiliates		(179,692)
Income tax payable		(45,730)
Other liabilities and accrued expenses		7,327
Other assets		99
Net cash provided by operating activities		265,567
Cash flows from financing activities:		
Dividend to the Parent		(650,000)
Net cash used in financing activities		(650,000)
Net change in cash and cash equivalents		(384,433)
Cash and cash equivalents, beginning of the year		1,615,110
Cash and cash equivalents, end of the year	$	1,230,677
Supplemental disclosures:		
Income tax payments	$	290,844
Income tax refunds	$	-

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

Beginning in 2014, the Company also provides asset management services primarily for institutional clients that are located in Canada. On June 6, 2014, the SEC granted the Company's request for registration as an investment adviser pursuant to section 203(c)(2)(A) of the Investment Advisors Act of 1940. On September 30, 2014 the Ontario Securities Commission granted the Company's request to be registered as an investment adviser under the provisions of the Securities Act (Ontario) in the category of investment counsel and portfolio manager.

The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC"). CHC is a wholly owned subsidiary of Conning U.S. Holdings, Inc. ("CUSH") and CUSH is a wholly owned subsidiary of Conning Holdings Limited ("CHL"), which is the ultimate parent of all Conning entities. CHL and CUSH were formed by Cathay Life Insurance Co., Ltd. ("Cathay Life") to acquire CHC and its subsidiaries. Cathay Life is a life insurance company based in Taipei, Taiwan, ROC and is a wholly owned subsidiary of Cathay Financial Holding Co., Ltd ("Cathay"), which is based in Taipei, Taiwan, ROC. Cathay is the ultimate parent of the Company and is publicly traded on the Taiwan Stock Exchange.

On September 18, 2015, CHL and CUSH acquired 100% of the common stock of CHC from its former owner, Aquiline Capital Partners, LLC ("ACP"). The Company requested regulatory approval from FINRA for the indirect change in ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on August 24, 2015.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below. Certain prior amounts have been reclassified to conform with current year presentation. These reclassifications have no impact on equity or net income in the prior year.

Revenue Recognition – Sales and marketing fees are recognized when earned under the terms of placement or partnership agreements. Asset management fees are determined based on contractual provisions and are earned based on percentages of the assets under management. Asset management fees are accrued into income in the period in which the service is provided.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2015, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CUSH. Under a tax allocation agreement, the separate return basis is utilized, whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company has applied Accounting for Uncertainty in Income Taxes (ASC 740) which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Other Assets – Other assets include an investment in Post 2012 Carbon Credit Fund as described in (Note 3).

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is a significant shareholder in two Variable Interest Entities, European Clean Energy Fund GP, Ltd and Clean Energy Partners, LLC, which are not consolidated because the Company is not considered to be the primary beneficiary. Ownership in a third Variable Interest Entity, Post 2012 Carbon Credit Fund (Delaware) LP, was disposed during 2015.

European Clean Energy Fund GP Ltd ("ECEF GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. ("ECEF"). The Company owns 25% and another unaffiliated shareholder owns 75% of ECEF GP. The Company continues to receive management fees for its role as a 25% shareholder of ECEF GP. The Company's participation in ECEF GP began on January 31, 2013 when it replaced Clean Energy Partners, LLC as the GP of ECEF. The Company has no exposure to loss as a result of its involvement with ECEF GP as it has not committed capital to ECEF GP. The purpose of the Company's participation in ECEF GP is to generate sales and marketing fees for the Company. The Company accounts for ECEF GP using the equity method of accounting. Total equity in earnings recognized by the Company for the year ended December 31, 2015 were $736,235, and are reported as a component of sales and marketing fees.

Clean Energy Partners, LLC ("CEP"), a Cayman Islands limited liability company, is a Special Limited Partner of ECEF and the former general partner of ECEF up until January 31, 2013. The Company owns 25% of CEP and another unaffiliated shareholder owns 75%. CEP has been inactive since ECEF GP became the general partner of ECEF. The Company has no exposure to loss as a result of its involvement with CEP as it has not committed capital to CEP. As a 25% shareholder of CEP, the Company previously received management fees through January 31, 2013 and placement

fees through 2010 for placing investors with ECEF, and carbon advisory services fees through 2009 for advising CEP on the monetization of carbon credits and renewable energy certificates. The Company's participation in CEP began in the second quarter of 2006 until January 31, 2013 when ECEF GP became the general partner of ECEF. The Company accounts for CEP using the equity method of accounting. No equity in earnings were recognized by the Company for the year ended December 31, 2015.

The Company previously had an ownership interest in Post 2012 Carbon Credit Fund (Delaware) LP (the "Delaware LP"), a Delaware limited partnership which was the general partner for Post 2012 Carbon Credit Fund CV (the "CV"), a limited partnership established under the laws of the Netherlands. The Company paid $99, in the first quarter of 2008, to own 99% of the Delaware LP. The Company's Parent owned the other 1% of the Delaware LP. Despite the fact that the Company and the Company's parent collectively own 100% of the Delaware LP, the Company did not control it, as the partnership agreement provides that management of the Delaware LP is under the direction of a third party general partner, Post 2012 Carbon Credit Fund (Ireland) Limited. In addition, neither the Company nor it affiliates had voting rights or decision making authority. The Company received no other fees as a result of its involvement with the Delaware LP and had not committed capital other than the $99 paid to the Delaware LP in 2008. The Company accounted for the Delaware LP using the equity method, however, no net income had been recorded since inception in 2008 since the Delaware LP's annual accumulative net income was less than $1,000. The Delaware LP ceased operations in February 2015 and the Company received its $99 investment from the Delaware LP on February 27, 2015. The Delaware LP was dissolved on April 22, 2015.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the year ended December 31, 2015 were $555,549. The balance at December 31, 2015 consists of monthly rebates and annual performance fees from Securis Fund I ("Securis") totaling $430,549 and $125,000 of placement fees due to the Company as a result of placing investors in the Aquiline Financial Services Fund III L.P. ("Aquiline").

Asset management fees receivable for the year ended December 31, 2015 were $216,457. These fees represent amounts due for asset management services.

An allowance for doubtful accounts for receivables would be established based on management's judgment of the ultimate collectability of accounts receivable. For December 31, 2014, no allowances for doubtful accounts were necessary or recorded.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the year ended December 31, 2015 is as follows:

		2015
Current income tax provision:		
Federal	$	238,492
State		6,622
Deferred income tax provision:		
Federal		1,646
State		(187)
Total income tax provision	$	246,573

At December 31, 2015, the effective tax rate of 34.73%, differed from the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (0.72%), (ii) non-deductible expenses (0.00%), and revisions to estimates (-0.99%).

The Components of the net deferred tax assets as of December 31, 2015 are as follows:

		2015
Deferred tax assets:		
Other accrued expenses	$	18,861
State net operating losses		19,247
Partnerships		-
Gross deferred tax assets	$	38,108
Valuation allowance		-
Gross deferred tax assets	$	38,108
Deferred tax liabilities:		
None	$	-
Net deferred tax assets	$	38,108

The Company has available state net operating losses of approximately $394,871 as of December 31, 2015. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Net operating losses will expire by 2028. Although realization is not

assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2015, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The period ended October 9, 2009 is currently under exam by the Internal Revenue Service. The Internal Revenue Service closed its examination of the Company's 2013 tax year during 2015 with no changes. For New York state tax purposes, the 2012-2014 tax years remain open for audit.

The Company does not anticipate any audit related adjustments that would result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows, and as such, holds no reserves for uncertain tax provisions.

NOTE 6 – RELATED PARTY TRANSACTIONS

Conning, Inc. ("CINC"), a registered investment adviser owned by the Parent, provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the year ended December 31, 2015 were $295,000, and are reflected in the Company's statement of operations.

The Company receives various other services from CINC. The services provided by CINC include portfolio management, trade execution, credit research and investment accounting and reporting services relating to Canadian dollar assets managed by the Company. Fees for these services for the year ended December 31, 2015 were $351,634, and are reflected in the Company's statement of operations.

The Company's operating expenses were $91,956 for the year ended December 31, 2015. These expenses were originally paid by CINC and reimbursed by CIP. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provides placement services to ACP, Aquiline Financial Services Fund II L.P. under a placement agreement dated March 30, 2010, and Aquiline Financial Services Fund III L.P. under a placement agreement dated October 24, 2014. ACP was the previous owner of CHC. The Company placed three investors into ACP Fund III with the majority of the placements to related parties: one placement was with a CINC client and the other was with a limited partnership which is owned by the employer of a CHL Board Director. Total placement fees recognized by the Company for the year ended December 31, 2015 were $200,000. Total placement fees receivable at December 31, 2015 were $125,000.

Conning Asset Management Ltd ("CAML"), a UK based investment adviser owned by CHL, provided placement services to the Company by soliciting European investors to commit capital to Securis. Fees that the Company receives from Securis that are associated with placements made by CAML are paid directly to CAML by the Company and are not recognized as income by the Company. The Company has a payable to CAML for monthly rebates and performance fees from Securis in the amount of $430,549 for the year ended December 31, 2015. Total fees received from Securis and paid to CAML in 2015 were $1,038,702.

Due to affiliates are comprised of the following:

		2015
Due to CINC	$	202,283
Due to CAML		430,549
Total due to affiliates	$	632,832

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses are comprised of the following:

		2015
Audit fee payable	$	53,720
Miscellaneous Payable		1,400
Sales tax payable		212
Total other liabilities and accrued expenses	$	55,332

NOTE 8 – DIVIDEND TO PARENT

On August 31, 2015, the Company's Board of Directors approved, and on September 4, 2015, the Company completed a $650,000 dividend to the Parent following approval granted by the FINRA on September 2, 2015 under Rule 15c3-1(e)(1)(i) or 15c3-1(e)(1)(ii).

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires the maintenance of a minimum net capital, as defined, of $62,614 at December 31, 2015. At December 31, 2015 the Company had net capital, as defined, of $266,851 which was $204,237 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 3.52 to 1. Net capital may fluctuate on a daily basis.

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 10 – SUBSEQUENT EVENTS

On February 1, 2016, the Parent acquired 82% of Octagon Credit Investors, LLC ("Octagon") from CCMP Capital Octagon Holdings, LLC. Octagon is a U.S. based manager of specialty fixed income asset classes which oversees $12.8 billion in assets with expertise in collateralized loan obligations, bank loans, and high yield bonds. The Company simultaneously opened a branch office at 245 Park Avenue, New York, NY on the same day since the Company will be a placement agent for Octagon under a new placement agreement.

As of February 25, 2016, the date in which the financial statements were issued, management determined that no other subsequent events have occurred following the balance sheet date of December 31, 2015, which requires recognition or disclosure in the financial statements.

SCHEDULE I

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

Total shareholder's equity			$	1,101,579
Less non-allowable assets:				
Account Receivable	$	772,006		
Deferred income taxes		38,108		810,114
Tentative Net Capital				291,465
Haircuts on Allowable Assets				24,614
Net capital			$	266,851
Total aggregate indebtedness			$	939,212
Minimum net capital requirement (6.6667% of aggregate indebtedness or $5,000, which ever is greater)	$	62,614		
Net capital in excess of requirements		204,237		
Net capital			$	266,851
Ratio of aggregate indebtedness to net capital				3.52 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2015.

SCHEDULE II

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

The Company claims exemption from the provision of Rule 15c3-3 in accordance with Section k(2)(i).